## EXHIBIT INDEX

Exhibit No.                    Description

99        Press release dated October 5, 2007, titled "Sonoma Valley Bancorp
          Announces Record Third Quarter Earnings"

**Exhibit 99**

# P R E S S   R E L E A S E

FOR ADDITIONAL INFORMATION:
**Contact Christy Coulston,**
**Vice President & Marketing Director**
**(707) 935-3200**

## SONOMA VALLEY BANCORP ANNOUNCES RECORD THIRD QUARTER EARNINGS

SONOMA, California, October 5, 2007 – Sonoma Valley Bancorp Vice Chairman, President and CEO Mel Switzer, Jr. reported record company earnings of $3,181,560 for the nine months ended September 30, 2007, compared to $2,903,221 a year ago, a gain of 9.6%. Earnings per share increased to $1.42 versus $1.29, a gain of 10.1% over 2006.

Sonoma Valley Bancorp also posted record total assets of $298 million at September 30, 2007, up 10.9% from $269 million a year ago. Loans reached $245 million, up 18.7% from $207 million in 2006. The annualized Return on Average Assets was 1.50% and the annualized Return on Average Equity was 15.64%. The Book Value for the stock at period end was $12.04.

The record earnings were accomplished through substantial growth of assets, as well as controlling personnel expenses, achieving higher operating efficiencies, and improving non-interest income. The Company paid cash dividends of thirty cents ($.30) per share in the first and third quarters of 2007.

The June issue of U.S. Banker magazine focused on the top 200 Community Banks in the nation based upon the three year Average Return on Equity ending 12-31-06. Sonoma Valley Bancorp placed in the top 75 banks in the country with a three year average ROE of 15.05%.

For the fourteenth year, Findley Reports, Inc. named Sonoma Valley Bancorp to its list of **SUPER PREMIER PERFORMING BANKS** in 2006, as well as **"Best of the Best"** of its peer group of banks. Sonoma Valley Bank was chosen as the number one bank in California in its size category for exceptional historical performance. Bauer Financial again awarded the Bank their highest designation, **5 STAR**, based on capital strength and consistent earnings.

Sonoma Valley Bancorp shares are listed on the OTC Bulletin Board (OTCBB) and the stock symbol is **SBNK.**